June 29, 2021

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed on May 26, 2021

Response Letter Dated June 24, 2021

File No. 024-11419

Dear Mr. Parker:

We acknowledge receipt of the comments in the letter dated June 28, 2021 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement of Boxabl Inc. (the “Company”). The issued comments are set out below, together with our responses.

Response Letter Dated June 24, 2021

Our Customers, page 25

1. We note your response to comment 1. It appears that the projected per unit retail price of $50,000 and deposits for 4,700 casitas would result in less than a quarter of the more than $1 billion referenced on page 25. Please revise to clarify the statement that the purchase of a single Casita by "each of those potential customers represents potential revenue of more than $1 billion." It is unclear if the $1 billion assumes that a certain percentage of the "potential customers" that have not paid a deposit will end up buying casitas, and it is unclear what the underlying assumptions are for any such percentage.

The Company has amended its discussion of potential revenues based on the number of deposits received and number who have executed a Room Module Order Agreement. The intention is not to demonstrate that the company anticipates receiving $1 billion in revenue, but that the excitement for the product means that conversion of even a small percentage will mean the company would be able to operate its production facility at full capacity. The amended language in provided in redline format below for each of review along with the filed amended offering statement:

After the show we ordered basic manufacturing equipment and continued to perfect the system and address feedback we got from the builder community. We were invited back to the 2020 show through a sponsorship with Professional Builder Magazine. Once we decided our initial building product focus would be the ADU, we built three more units for the show. In January 2020, we debuted the “Casita” at the Builders Show and again received a high level of interest from potential customers. Rather than just making available “reservations”, we began taking deposits for position on our waitlist. As of the date of this offering circular, we have received over 2,100 deposits from potential customers of $100, 200, or $1,200 for over 4,700 Casitas, and in total we have received interest from more than ~~33~~38,000 additional potential customers wishing to reserve their place in line for when production of the Casita begins. While significantly below the full sales price of the Casita, we believe a significant percentage of these deposits for the 4,700 Casitas will result in actual orders, demonstrating the potential for generating revenue immediately following our planned production facility being fully operational.

Further, if each of the 38,000 potential customers, who have all agreed to our Room Module Order Agreement (included as Exhibit 6.5), ~~and the~~ purchases ~~of~~ a single Casita, ~~by each of those potential customers represents~~ that extrapolates to potential revenue of more than $1 billion. While ~~we are not guaranteed to~~ it is unlikely that we will receive these orders or revenue from most of these potential customers, even the ones who have placed deposits, it shows the excitement and interest in the Casita. ~~this represents several years of production before we ever open our planned production facility~~ Conversion of even a small percentage of these potential customers will allow for full production of our planned production facility.

In addition, the Company notes that is has amended its Form of Stockholders Agreement and corresponding disclosure to remove the previously disclosed right of first refusal. The Company has also added an additional placement agent to this offering, and adjusted its fee and net proceeds disclosures to reflect this addition, along with updating the Form of Subscription Agreements to correct the reference to which financial statements are being provided to investors.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Boxabl Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.